Lihir Gold Limited
Incorporated in Papua New Guinea
ARBN 069 803 998
Level 9, AAMI Building, 500 Queen Street
Brisbane QLD 4000 Australia
(GPO Box 905, Brisbane QLD 4001 Australia)
tel 07 3318 3300
fax 07 3318 9203
www. lihir.com.pg

2 October 2007
By Fax: (202) 772 9369
Ms Jill Davis
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
WASHINGTON, D.C. 20549
Dear Ms Davis
Lihir Gold Limited
Form 20-F for the Fiscal Year Ended December 31, 2006
Filed 16 April 2007
File No. 0-26860
I refer to your letter dated 20 September 2007 and my email correspondence with Mark Wojciechowski on 26 September 2007 regarding the due date for responding to your letter. The Company has requested an extension of the due date in order to have sufficient time for compilation and review internally and by the Company’s advisers of the responses to the staff’s comments. The Company confirms that it intends to submit its responses to the staff’s comments by 19 October 2007.
The Company appreciates your cooperation in extending the deadline for their response.
Yours sincerely
Phil Baker
Chief Financial Officer
Lihir Gold Limited
cc: Mr. Burr Henley, Sullivan & Cromwell